[MILLER & MARTIN PLLC LETTERHEAD]
November 24, 2008
VIA FACSIMILE — (202) 772-9208
Ms. Allicia Lam
Division of Corporation Finance
U. S. Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549-4561

Re:	FGBC Bancshares, Inc. Schedule 14A Filed November 14, 2008 File No. 000-51957
Dear Ms. Lam:
     My firm represents FGBC Bancshares, Inc. Enclosed please find a marked copy of the company’s first amendment to its Schedule 14A highlighting changes from the original filing. In addition to edits made in response to your comments, we have generally revised the section entitled “Preferred Stock under the CPP” beginning at page 4 of the enclosed marked version to conform the discussion to match the terms available for institutions that are not “publicly traded” as defined by the Treasury Department. As stated within the proxy statement, the company’s shares are not traded on a national securities exchange and therefore the company is eligible for participation in the Capital Purchase Program (the “CPP”) under the provisions set forth in the “private” term sheet that was released by Treasury after the date of the original filing of the captioned proxy statement. As explained below, many of the edits made in response to your comments are contained within this revised section.
     With respect to your November 18, 2008 letter, we have made the following revisions. For your convenience, we have restated your comment with the response following each comment.

	1.	Disclose whether you have applied to participate in the Treasury Department’s Capital Purchase Program and describe the status of your application.

Response:		We have made the requested disclosures. They are located within the third paragraph under the caption “Preferred Stock under the CPP” at page 4 of the enclosed marked version of the proxy statement.

	2.	Disclose how you expect to use the estimated proceeds of your proposed sale of securities to the Treasury Department.

Response:		We have made the requested disclosures. They are located within the fourth paragraph under the caption “Preferred Stock under the CPP”.

	3.	Please discuss how your participation in the Capital Purchase Program may

• impact the holders of any outstanding senior classes of your securities;
• impact the rights of your existing common shareholders;
• require you to register for resale securities you have issued to the Treasury Department.

Response:
The company does not have any outstanding senior classes of securities. We have described the restrictions on dividends and repurchases imposed by Treasury’s investment within the seventh and eighth paragraphs under the caption “Preferred Stock Under the CPP”. We have also disclosed, at the end of the eighth paragraph, that the company believes that there is no other material impact on the rights of the holders of common stock (other than the described restrictions on dividends and repurchases). Finally, we have disclosed the requirement to register for resale the securities that would be issued to Treasury. This disclosure is located within the ninth paragraph under the caption “Preferred Stock Under the CPP”.

	4.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

Response:
The company does not believe that there would be any material effect on its liquidity, capital resources or results of operations if it does not participate in the CPP. This conclusion is disclosed within the fourth paragraph under the caption “Preferred Stock Under the CPP”.

	5.	Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

Response:		The requested disclosures have been made. They are located toward the end of the twelfth paragraph under the caption “Preferred Stock Under the CPP”.

6.
In paragraph two on page 5, disclose the current market price of the company’s common stock, or an average price as of a current period, and then using that price disclose the number of share that may be issued under the warrants, assuming the minimum and maximum.

Response:
As stated above, the company will be eligible to participate in the CPP under the provisions set forth in the “private” term sheet released by the Treasury Department on November 17, 2008. The warrant for non-publicly traded institutions, like the company, is not tied to the institution’s common stock (and therefore the exercise price is not tied to the market price for the common stock). Therefore, the requested disclosures do not appear relevant with respect to the company’s potential participation in the CPP. The disclosures under the heading “Preferred Stock Under the CPP” contain a detailed description of the terms of the warrant (and the preferred shares underlying the warrant) that would be issued by the company to the Treasury Department (see the eleventh paragraph under the heading).

7.
Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement.

Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase comment stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.
Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement. In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:
•	how the application of the proceeds of the transaction may potentially effect your net interest margin;

•	how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and

•	how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.
Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.
Where you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, in your proxy statement a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale. If you choose to provide a textual discussion in lieu of pro forma financial statements, please address the minimum and maximum proceeds of the sale as well as the other items noted below.
In preparing pro forma financial statements. you should discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. You should state that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. You should also describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.
If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement. provide us with your quantitative and qualitative analysis of your conclusion. In your analysis, discuss the impact to each of the items noted above as well as to total shareholders’ equity and your capital ratios.
If you expect the proceed s of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

Response:
With respect to the financial information set forth in Item 13 of Schedule 14A, the company notes that Instruction 1 to this Item permits this information to be omitted if it is not material for the exercise of prudent judgment in regard to the matter to be acted on. The company also notes that the instruction goes on to state that in the usual case the information is not deemed material where the matter to be acted upon is the authorization of preferred stock for issuance in cash in an amount constituting fair value. Following this guidance (and noting that the company would not be issuing warrants to purchase common stock since it is not “publicly traded”), the company concluded that it may omit the financial information set forth in Item 13(a). In making this conclusion, the company believed that the omission of the financial information set forth in Item 13(a) was justified in light of the inclusion of the pro forma financial information regarding the effects of the proposed investment (see the following paragraph). In other words, the company believes that the disclosure of the pro forma financial information caused the inclusion of the financial information set forth in Item 13(a) to no longer be material for the exercise of prudent judgment on the matter to be acted upon.

With respect to your comments concerning the pro forma financial information, you will note that we have added a new section entitled “Pro Forma Effect of Treasury’s Proposed Investment” at page 7 of the enclosed marked version. This new section is meant to cover the requested disclosures set forth in your comment.

* * * * * * * * * * * * *
     Please feel free to call me at (404) 962-6442 if you have any questions regarding the enclosed amendment or the responses contained in this letter. We look forward to working with you during the review process.

Sincerely, Miller & Martin PLLC
/s/ Michael P. Marshall, Jr.
Michael P. Marshall, Jr.

MPM:rf
Enclosures
cc: Teresa Martin